ATTACHMENT FOR CURRENT FILING OF N-SAR
SUB-ITEM 77I

At a regular meeting held December 15–17, 2014, the Board of Trustees of John Hancock Funds III approved additional share classes for the funds set forth below:

Fund	Additional Share Classes Proposed to be Registered
John Hancock Core High Yield Fund	R2, R4, R6
John Hancock Strategic Growth Fund	R2, R4, R6